September 28, 2012

The Elite Income Fund
a series of The Elite Group
1325 4th Avenue
Seattle WA 98101

Cutler Income Fund
a series of The Cutler Trust
525 Bigham Knoll
Jacksonville OR 97530

Re:	Reorganization of The Elite Income Fund into Cutler Income Fund

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.

Parties to the Transaction

The Elite Income Fund is a series of The Elite Group, a Massachusetts business trust, and is herein referred to as the “Original Fund.”

Cutler Income Fund is a series of The Cutler Trust, a Delaware statutory trust, and is herein referred to as the “Successor Fund.”

Description of Proposed Transaction

In the proposed transaction (the “Reorganization”), the Successor Fund will acquire all of the assets of the Original Fund in exchange for a number of shares of the Successor Fund equal to the number of shares of the Original Fund outstanding at the closing and the assumption of the known liabilities of the Original Fund.  The Original Fund will then liquidate and distribute all of the Successor Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in the Original Fund, in complete redemption of all outstanding shares of the Original Fund, and promptly thereafter will proceed to dissolve.

The Elite Income Fund
Cutler Income Fund
September 28, 2012

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Agreement and Plan of Reorganization between The Elite Group, a Massachusetts business trust, on behalf of The Elite Income Fund, and The Cutler Trust, a Delaware statutory trust, on behalf of Cutler Income Fund (the “Reorganization Agreement”) dated as of August 23, 2012, which is enclosed as Appendix A in proxy materials for a Special Meeting of Shareholders to be held September 27, 2012 which describes the proposed transaction, and on the information provided in such proxy materials. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of each Reorganization.  We further assume that each transaction will be carried out in accordance with the Reorganization Agreement.

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of the Original Fund and the Successor Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Opinions

Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, we have the following opinions:

(a) The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and Original Fund and Successor Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b) Under Code Section 361, no gain or loss will be recognized by the Original Fund (i) upon the transfer of its assets to the Successor Fund in exchange for shares of the Successor Fund and the assumption by the Successor Fund of the known liabilities of the Original Fund or (ii) upon the distribution of shares of the Successor Fund by the Original Fund to its shareholders in liquidation;

(c) Under Code Section 354, no gain or loss will be recognized by shareholders of the Original Fund upon the exchange of all of their Fund shares for shares of the Successor Fund in the Reorganization;

(d) Under Code Section 358, the aggregate tax basis of shares of the Successor Fund to be received by each Original Fund shareholder in exchange for his or her or its Fund shares in the Reorganization will be the same as the aggregate tax basis of the Original Fund shares exchanged therefor;

The Elite Income Fund
Cutler Income Fund
September 28, 2012

(e) Under Section 1223(1) of the Code, an Original Fund shareholder’s holding period for shares of the Successor Fund to be received pursuant to the Reorganization will be determined by including the holding period for the Original Fund shares exchanged therefor, provided that the shareholder held those Original Fund shares as a capital asset on the date of the exchange;

(f) Under Code Section 1032, no gain or loss will be recognized by the Successor Fund upon receipt of the assets of the Original Fund pursuant to the Reorganization in exchange for the assumption by the Successor Fund of the known liabilities of the Original Fund and issuance of shares of the Successor Fund;

(g) Under Code Section 362(b), the Successor Fund’s tax basis of the assets that the Successor Fund acquires from the Original Fund in the Reorganization will be the same as the Original Fund’s tax basis of such assets immediately prior to such transfer;

(h) Under Code Section 1223(2), the holding period for the assets the Successor Fund receives from the Original Fund in the Reorganization will include the periods during which such assets were held by the Original Fund; and

(i) The Successor Fund will succeed to and take into account all items of the Original Fund described in Code Section 381(c) subject to the conditions and limitations specified in Code Sections 381, 382, 383, and 384 and the Treasury regulations thereunder.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it.  No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect.  This opinion letter is delivered to you in satisfaction of the requirements of Section 8.3 of the Reorganization Agreement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to use of our name and any reference to our firm in such Registration Statement or in the prospectus/proxy statement constituting a part thereof.  In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP